November 30, 2012

David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	CLARCOR Inc.
Form 10-K for the year ended December 3, 2011
Filed January 27, 2012
File No. 001-11024

Dear Mr. Humphrey:

The following is the response of CLARCOR Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff's letter dated November 8, 2012 (the “Comment Letter”) concerning the above-referenced documents filed by the Company with the Commission. For your convenience we have set forth below the text of the comments from the Comment Letter, followed by the Company's response.

Form 10-K for the fiscal year ended December 3, 2011

Acquisition, page 3

1.    Reference is made to the potential earn-out of $1 million in connection with the acquisition of TransWeb. Supplementally discuss the consideration given to ASC 805-10-55-24 through 55-25 with regard to this contingent payment.

RESPONSE: In determining the purchase price for our acquisition of TransWeb, we assessed the accounting for the earn-out provision contained in the TransWeb purchase agreement (“Earnout”), which included consideration of the guidance in ASC 805-10-55-24 through 55-25. The Earnout inures to one former owner, who owned 7.14% of the member interests in TransWeb and who was employed by the Company subsequent to the acquisition. Based on our analysis, we concluded the Earnout should be treated as contingent consideration in the business combination (“purchase price”) and accordingly, recorded the estimated value of the Earnout of approximately $1 million as a liability in the opening balance sheet.

In reaching our conclusion in accounting for the Earnout we considered the following factors in assessing whether the Earnout constituted purchase price or compensation for future services.

•
The Earnout was not contingent upon the continued employment of the former owner entitled to it. He will receive the Earnout payment, if earned, whether or not he is employed by the Company at the end of fiscal year 2015 (the last year of the Earnout Term).

David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
November 30, 2012

•	The former owner's employment agreement does not have a required term whereas the Earnout term extends through November 28, 2015.

•
The former owner's compensation is at a reasonable level in comparison to that of other key employees of the Company, including eligibility for restricted stock units and/ or stock option awards pursuant to the Company's incentive plan.

•
The formula used to determine the Earnout is based on a multiple of the acquiree's earnings before interest, taxes, depreciation and amortization (“EBITDA”), using results that are three and four years out from the acquisition date, which is consistent with the financial measures used to establish the fair value of the acquiree.

•
There are no other arrangements (such as executor contracts, consulting contracts, or property lease arrangements) which would indicate the contingent payment should be attributable to something other than consideration for the acquisition.

Based on the analysis described above, we concluded the Earnout represented purchase price.

Risk Factors, page 7

Adverse macroeconomic and business conditions, page 7

2.    Please revise this risk factor, or add a new risk factor, to address the risks to the company related to the recent slowdown in the rate of growth in China. We note, in that regard, the disclosure on pages 25 and 29 in your most recent quarterly report addressing the impact of macroeconomic issues in China on your net sales in recent periods.

RESPONSE: In response to the Staff's comments, we plan to enhance our Item 1A. Risk Factors disclosure in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 1, 2012, by including the following risk factors, as set forth below (subject to any changes in facts and circumstances related to these risk factors that may occur between now and our filing date).

Adverse U.S. and global economic conditions could materially and negatively affect our revenues, profitability and results of operations.
U.S. and global economic conditions remain uncertain. Because our business depends on the strength of economies in various parts of the world, primarily in North America, but increasingly in Europe and China, any deterioration in these economies could adversely impact our earnings.

Although improved from 2008 levels, the U.S. economy continues to show only weak to moderate growth, and the U.S. faces near term challenges such as excessive federal and state government debt, the cost and distraction of military engagements in the Middle East, and the political uncertainties and fissures that are created by election cycles.

In Europe, the economies of various member-states in the European Union have experienced significant contraction, while unemployment rates, investment, access to capital and other traditional signals of financial health in many European countries are discouraging. European authorities have implemented and are considering a broad variety of governmental action and/or new regulation in the future, but there is no guarantee that any of these measures will have their desired effect in the foreseeable future, or at all.

David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
November 30, 2012

While our current China sales are significantly less than either our U.S. or European sales, we anticipate China becoming more economically and strategically important to our business over time. If China experiences slowed or negative economic growth, this could adversely impact our business there, as most of the sales we make in China are for domestic Chinese consumption and not for export. In addition, if adverse economic conditions in China were to cause a reduction of the level of infrastructure projects and lower diesel engine manufacturing volume in the country, this would likely have a negative effect on our Engine/Mobile Filtration segment sales there. This is because our current Engine/Mobile Filtration Sales in China are predominantly to original equipment manufacturers ("OEMs") that make large diesel engines for heavy duty equipment that is used in such infrastructure projects.

We face a customer concentration issue in China in our Engine/Mobile Filtration segment.

Unlike in the U.S., where the majority of our Engine/Mobile Filtration segment sales are to a variety of customers in the aftermarket, sales by this segment in China are predominantly to a relatively small number of OEMs. One of these OEM customers, Weichai Power Co. Ltd ("Weichai"), accounted for approximately 29% of our Engine/Mobile segment sales in China during fiscal year 2012. Our growth in China, which we believe is a strategically important and potentially high growth market, currently depends in part on our ability to maintain a good and growing commercial relationship with Weichai and the other OEMs. If we are unsuccessful in this regard, this could have a material adverse effect on our potential future results of operation and could significantly diminish the opportunities and growth in China for our Engine/Mobile Filtration segment.

* * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response letter to me at (615) 771-5134 or Richard M. Wolfson, Vice President - General Counsel and Secretary of the Company, at (615) 771-3505.

Sincerely,

/s/ David J. Fallon
David J. Fallon
Vice-President - Finance & Chief Financial Officer

cc:	Kristin Shifflett, Securities and Exchange Commission
Margery Reich, Securities and Exchange Commission
Christopher L. Conway, CLARCOR Inc.
Richard M. Wolfson, CLARCOR Inc.